UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of July 2006
Commission File Number 001-32461

PERU COPPER INC.
(Exact name of registrant as specified in its charter)
Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.
Date: July 24, 2006	/s/ Thomas J. Findley
Thomas J. Findley
Chief Financial Officer

Exhibit Index
     The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1	Report filed on the Canadian System for Electronic Disclosure by Insiders, on July 21, 2006, regarding the sale of common shares by Fisherking Holdings Ltd.

SEDI	Page 1 of 1
[Back]     2006-07-21,13:32:41, EDT

Insider: De Witt.D	Issuer: Peru Copper Inc	Security: Common Sha	Holder: Fisherking Holdings
File insider report — Completed
The transaction has been reported.
Reported transactions for this session.

					Number or value
	Registered	Opening	Date of	Nature of	acquired or	Closing
Security designation	holder	Balance	transaction	transaction	disposed of	Balance
Common Shares	Fisherking Holdings Ltd.	6900000	2006-07-14	11 - Acquisition or disposition carried out privately	-4100000	2800000

https://www.sedi.ca/sedi/SVTITRViewTransactions?menukey=08.01.00&locale=en_CA	7/21/2006